

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Raul Cavazos
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
Colonia del Valle
San Pedro Garza Garcia, Nuevo León
66220, Mexico

> **Re:** **Gruma, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response Letter Dated March 14, 2014**
> **File No. 001-14852**

Dear Mr. Cavazos:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 27. Contingencies, page F-72

1. Please provide us with a sample of the disclosure you intend to add in future filings identified in your response to the third bullet on page 3 of your letter.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief